UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006.

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission File Number 1-6364

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.
One South Jersey Plaza
Folsom, NJ 08037

South Jersey Industries, Inc.
401(K)Plan

Financial Statements as of December 31, 2006
and 2005, and for the Year Ended December 31, 2006,
and Supplemental Schedules as of and for the Year
Ended December 31, 2006, and Report of
Independent Registered Public Accounting Firm

SOUTH JERSEY INDUSTRIES, INC. 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006	4-10
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	11
Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions for the Year Ended December 31, 2006	12

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
South Jersey Industries, Inc. 401(K) Plan
Folsom, New Jersey

We have audited the accompanying statements of net assets available for benefits of South Jersey Industries, Inc. 401(K) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) as of December 31, 2006, and Delinquent Participant Contributions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the Plan’s financial statements, during 2006 the Plan changed its method of accounting for fully benefit-responsive investment contracts to conform to FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 28, 2007

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005

INVESTMENTS - AT FAIR VALUE:
Cash	$64,290	$45,960
South Jersey Industries, Inc. Common Stock	75,834,829	75,355,057
Mutual Funds	15,549,153	11,403,929
Common/Collective Trusts	3,993,006	2,684,757
Participant Loan Funds	523,951	329,277
Pending Settlement Fund	-	58,702

Total Investments	95,965,229	89,877,682

RECEIVABLES:
Participants Contributions	254,957	253,766
Employer Contributions	70,926	75,929
Accrued Investment Income	9,212	-

Total Receivables	335,095	329,695

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	96,300,324	90,207,377

Adjustments from fair value to contract value for fully benefit-
responsive investment contacts	77,337	49,211

NET ASSETS AVAILABLE FOR BENEFITS	$96,377,661	$90,256,588

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

2006

ADDITIONS:
Investment Income:
Dividends and Interest	$3,522,155
Net Appreciation in Fair Value of Investments	10,120,683

Net Investment Income	13,642,838

Contributions:
Participant Contributions	3,427,362
Employer Contributions	1,107,040

Total Contributions	4,534,402

DEDUCTIONS:
Benefits Paid to Participants	12,054,447
Administration Fees	1,720

Total Deductions	12,056,167

INCREASE IN NET ASSETS	6,121,073

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	90,256,588

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$96,377,661

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

 The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan
 Document for more complete information.

 General - The Plan is a defined contribution plan covering substantially all full time employees of South Jersey Industries, Inc. and subsidiaries (the “Company”) and part-time employees who have one or more years of service. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch Bank & Trust Company, FSB (“Merrill Lynch”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

 Contributions - Each year, participants may contribute up to 75% of their pretax compensation, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan document as summarized below:

        50% of the first 6% of salary deferral contributions

▪Non-union employees hired before 7/1/2003
▪Local 95 and Local 76 union employees hired before 11/4/2004
▪Local 1293 union employees hired before 12/17/2004

        50% of the first 8% of salary deferral contributions

▪Non-union employees hired on or after 7/1/2003
▪Local 95 and Local 76 union employees hired on or after 11/4/2004
▪Local 1293 union employees hired on or after 12/17/2004
▪South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year as well as providing for an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions. Employees not eligible for the Company sponsored defined benefit pension plans also receive an additional Company contribution of $500 for participants with under 10 years of service and $1,000 for participants with 10 years of service or greater.

Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Principal and interest are paid ratably through payroll deductions.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Prior to September 2005, Company contributions were automatically invested in South Jersey Industries (SJI), Inc. Common Stock. Beginning in September 2005, Company contributions were automatically invested in the Merrill Lynch Retirement Preservation Trust or SJI Common Stock. Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed. The Plan offered the following as investment options in 2005 and 2006:

Name	Objective

South Jersey Industries, Inc. Common Stock	Growth & Income
Merrill Lynch Retirement Preservation Trust	Capital Preservation
Managers Special Equity Fund (2)	Growth
JP Morgan Large Cap Equity Growth Fund (2)	Growth & Income
ING International Value Fund	Growth
BlackRock Bond Fund (1,2)	Income
BlackRock Basic Value Fund (1)	Growth & Income
BlackRock S&P 500 Index Fund (1)	Growth
Lord Abbett Mid Cap Value Fund (2)	Growth

(1)
Effective September 29, 2006, Merrill Lynch Investment Managers (MLIM®) completed its merger with BlackRock, Inc. As a result of the transaction, the name of this investment fund was renamed from Merrill Lynch to BlackRock.

(2)	Effective June 1, 2007, these investment options were replaced with another investment option with similar objectives. The replacement funds offered are as follows:

Name	Objective

American Growth Fund of America	Growth
Pioneer Bond Fund	Income
Phoenix Mid Cap Value Fund	Growth
Jennison Small Company Fund	Growth

The following investment options were added to the Plan effective May 1, 2007:

Name	Objective

AIM Capital Development Fund	Growth
AIM International Growth Fund	Growth
Alger Small Cap Growth Fund	Growth
AllianceBern Small/Mid Cap Value Fund	Growth
Allianz CCM Capital Appreciation Fund	Growth
American Growth Fund of America	Growth
BlackRock Large Cap Value Fund	Growth
Columbia Small Cap Value Fund	Growth
Columbia Marsico International Opportunity Fund	Growth
Columbia Mid Cap Value Fund	Growth
Eaton Vance Large Cap Value Fund	Growth & Income
Eaton Vance Utilities Fund	Growth & Income
Franklin Small Cap Value Fund	Growth
Janus Advisor Forty Fund	Growth
Janus Advisor International Group Fund	Growth
Jennison Small Company Fund	Growth
Jennison Utility Fund	Growth & Income
MFS Utilities Fund	Growth & Income
Munder Mid Cap Core Growth Fund	Growth
Phoenix Mid Cap Value Fund	Growth
Pioneer Bond Fund	Income
Van Kampen Growth & Income Fund	Growth & Income
Van Kampen Mid Cap Growth Fund	Growth
Van Kampen Small Cap Growth Fund	Growth
Franklin Total Return Fund	Income
ING Intermediate Bond Fund	Income

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, which ever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator.

Payment of Benefits - On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest is less than $5,000, in which case the funds are automatically distributed to the participant at year-end.

Forfeited Accounts - At December 31, 2006 and 2005, forfeited nonvested accounts totaled $16,614 and $11,918, respectively. These accounts will be used to reduce future employer contributions or to pay Plan expenses. During the years ended December 31, 2006 and 2005, no forfeited amounts were used to reduce Company contributions or to pay Plan expenses.

Plan Amendments - The Plan was amended and restated effective January 1, 2006 to incorporate numerous previously adopted amendments into the Plan document and to reflect certain changes in law.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits at December 31, 2006 and 2005, are investments in Company common stock amounting to approximately $76 million and $75 million, respectively, whose value could be subject to change based upon market conditions.

Adoption of new Accounting Guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contact value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or December 31, 2005.

Investment Valuation and Income Recognition - Investments in South Jersey Industries, Inc. common stock are stated at fair value, which represents the closing price for the stock as traded on the New York Stock Exchange. The Merrill Lynch Retirement Preservation Trust (RPT) is a stable value common collective trust fund that is stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, and then adjusted to contract value. The RPT invests principally in synthetic guaranteed investment contracts issued by banks, insurance companies, and other issuers. Fair value of the RPT is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. All other investments are stated at fair value based on quoted market prices. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $11,763 at December 31, 2006 and 2005, respectively.

3.	INVESTMENTS

The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits:
	December 31
	2006	2005

South Jersey Industries, Inc. common stock	$75,834,829	$75,355,057

Investments in South Jersey Industries, Inc. common stock are stated at fair value based on quoted market prices, which was $33.41 and $29.14 per share at December 31, 2006 and 2005, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2006
South Jersey Industries, Inc. common stock	$9,324,271
Equity Funds	804,202
Bond Funds	(7,790)
Total	$10,120,683

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, Merrill Lynch Investment Managers merged with BlackRock, Inc., on September 29, 2006 as discussed in Note 1. As such, transactions in BlackRock funds also qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Additional fees paid by the Plan for the investment management services were $1,720 for the year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held 2,269,824 and 2,585,966 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $69,433,835 and $69,783,995, respectively. During the year ended December 31, 2006, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $2,164,689.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financials statements.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contributions to the trustee subsequent to the date required by Department of Labor (“D.O.L.”) Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

May 2005	$277,549	June 22, 2005
October 2005	261,289	December 2, 2005
November 2005	263,608	December 22, 2005
December 2005	253,766	January 23, 2006
April 2006	275,395	May 22, 2006

The Company filed a Voluntary Fiduciary Correction Program ("VFCP") application with the D.O.L. on August 22, 2006, related to the correction of the delinquent remittance of participant contributions.  As part of the correction, the Company remitted $1,182 to the Plan representing the earnings that the contributions would have made if they had been deposited timely.   The VFCP was approved by the D.O.L. on August 28, 2006. Pursuant to the approval, the Plan was allowed to maintain its tax-exempt status and the Company was not obligated to pay excise taxes related to these nonexempt party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

2006

Net assets available for benefits per the financial statements	$96,377,661
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	77,337
Net assets available for benefits per the Form 5500	$96,300,324

Increase in Net Assets per the financial statements	$6,121,073
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	77,337
Increase in Net Assets per the Form 5500	$6,043,736

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSTS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Party Involved	Description of Asset		Cost	Current Value

* Merrill Lynch Bank & Trust Co., FSB	Cash	$	**	$64,290
* South Jersey Industries, Inc.	Common Stock		**	75,834,829
* Merrill Lynch Bank & Trust Co., FSB	ML Retirement Preservation Trust - Common/Collective Trusts		**	3,993,006
The Managers	The Managers Special Equity Fund - Mutual Fund		**	1,426,697
Mercury TTL	Mercury TTL Ret. BD Distributor - Mutual Fund		**	2
One Group	One Group LG CAP GR FD CL - Mutual Fund		**	757,658
One Group	One Group LG CAP GR A-GM - Mutual Fund		**	860,994
ING	ING International Value Fund - Mutual Fund		**	4,248,815
* BlackRock	BlackRock Basic Value Fund A - Mutual Fund		**	1,797,720
* BlackRock	BlackRock Bond Fund A - Mutual Fund		**	2,266,111
* BlackRock	BlackRock S&P 500 Index Fund I - Mutual Fund		**	2,159,169
Lord Abbett	Lord Abbett Mid Cap Value Fund - Mutual Fund		**	2,031,987
* Plan Participants	Participant Loan Fund (maturing 2007-2016 at interest rates of 5.00-9.25%)		**	523,951

		$	**	$95,965,229

* Indicates party-in-interest to the Plan

** Cost information is not required for participant-directed investments and therefore is not included.
See Note 1 to the Financial Statements under the caption "Investments" for additional discussion.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

South Jersey Industries, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 25103-102.

		The December 2005 participant contribution was deposited on	$253,766
		January 23, 2006.

		The April 2006 participant contribution was deposited on	$275,395
		May 22, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              SOUTH JERSEY INDUSTRIES, INC.

 Date:    June 29, 2007                                          BY: /s/ DAVID A. KINDLICK
             David A. Kindlick
             Chairman, Trust Committee
             Vice President and Chief Financial Officer